EXHIBIT 99.1

                                 [RETALIX LOGO]


                                  NEWS RELEASE



Investor Contact - USA               International Contact
Allan Jordan                         Motti Gadish
The Global Consulting Group          Retalix Ltd.
+1-646-284-9400                      +972-9-776-6677
ajordan@hfgcg.com                    Motti.Gadish @retalix.com


                  Retalix Announces Third Quarter 2006 Results

     Ra'anana, Israel, November 28, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced results for the third quarter ended September 30, 2006.

     Third Quarter 2006 Financial Highlights:

o Total Revenues: $50.4 million, compared to $51.6 million in the third quarter of 2005.

o Net (Loss) Income - GAAP: $(1.06) million, compared to net income of $4.2 million in the third quarter of 2005.

o Net Income - Non-GAAP: $0.7 million, compared to a net income of $4.8 million in the third quarter of 2005. Non-GAAP net income for the third quarter 2006 excludes equity based compensation expenses in the amount of $0.96 million and acquisition related amortization in the amount of $0.8 million (net of tax effect).

o Earnings (Loss) per Diluted Share - GAAP: $(0.05), compared to $0.21 in the third quarter of 2005.

o Earnings per Diluted Share - Non-GAAP: $0.04, compared to $0.24 in the third quarter of 2005. Non-GAAP EPS for the third quarter of 2006 exclude equity based compensation expenses and acquisition related amortization.

o Cash Flow: In the third quarter of 2006, the Company used $1.8 million in operating activities. In the nine months ended September 30th, 2006, the Company generated $2.0 million from operating activities.

o Balance Sheet: Cash and marketable securities amounted to $58.5 million on September 30, 2006, compared to $60.2 million on June 30, 2006. Long term debt was $1.1 million, and shareholders' equity was $206.7 million.

Third Quarter Operational Highlights:

o Carrefour France went Live with Retalix Loyalty and Promotions in over 200 Hypermarkets

o        C&S Wholesale Grocers deployed Retalix Supply Chain Management
         Solutions

o        Released General Availability version of Retalix InSync Master Data
         Management (MDM)
o        U.S. grocery retailer began a pilot with Retalix InSync MDM

o        Maines Paper and Foodservice deployed Retalix Power Warehouse

o        Australia's Metcash started deployment of Retalix Power Enterprise

o New contract signed to install Retalix point of sale in a chain of 1,000 convenience stores in Europe

o Roll-out of Retalix point-of-sale reached more than half of the Woolworths stores in Australia

o Two U.S. grocery retailers started piloting Retalix at their point-of-sale terminals

o        Off-shore Professional Services Center established in India

     "As we reported a month ago, our financial results have improved from the second to the third and are expected to improve more in the fourth quarter", said Barry Shaked, president and CEO of Retalix Ltd. "I believe that the fourth quarter will mark our return to our previous trend, and that we are now back on track in terms of revenue growth and profitability. We will finish 2006 better equipped to meet the challenges that face us, both in terms of human resources, management team, products and integration, and the experience to better predict the execution and revenue recognition of various projects. Looking forward, we continue to believe that market conditions remain favorable for Retalix".

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the third quarter on Tuesday, November 28, 2006 at 10:30 AM Eastern Time (5:30 PM
Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked,
CFO Danny Moshaioff, and Retalix USA CEO Victor Hamilton. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R) and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.
Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. For example, expected improvement in the fourth quarter and returning to previous trends and being better equipped at the end of 2006, all involve forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including
Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #




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                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006

                                                              Nine months ended          Three months ended
                                                                 September 30                September 30            Year ended
                                                            --------------------       ------------------------      December 31,
                                                            2006            2005          2006            2005          2005
                                                            --------       ------       --------        --------    -----------
                                                                 (Unaudited)                  (Unaudited)           (Audited)
                                                            --------------------       ----------------------       -----------
                                                                        U.S. $ in thousands (except per share data)
REVENUES:

    Product sales                                           53,469         65,866        16,274          25,288       91,692
    Services and projects                                   93,544         67,790        34,093          26,336       95,679
                                                           -------         ------        -------          ------      -------
           T o t a l  revenues                             147,013        133,656        50,367          51,624      187,371
                                                           -------         ------        -------          ------      -------
COST OF REVENUES:
    Cost of product sales                                   27,571         22,525         9,643           8,450       31,521
    Cost of services and projects                           32,423         24,316        11,649           9,549       34,465
                                                           -------         ------        -------          ------      -------
           T o t a l  cost of revenues                      59,994         46,861        21,292          17,999       65,986
                                                           -------         ------        -------          ------      -------
GROSS PROFIT                                                87,019         86,815        29,075          33,625      121,385
                                                           -------         ------        -------          ------      -------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                          44,981         32,598        15,658          12,188       44,683
SELLING AND MARKETING EXPENSES                              25,570         24,956         8,303           9,191       33,382
GENERAL AND ADMINISTRATIVE EXPENSES                         19,787         17,123         6,285           6,372       23,131
OTHER GENERAL INCOME (EXPENSES), net                            34            (6)            15             (6)            -
                                                           -------         ------        -------          ------      -------
           T o t a l  operating expenses                    90,372         74,671        30,261          27,745      101,196
                                                           -------         ------        -------          ------      -------
INCOME (LOSS )FROM OPERATIONS                               (3,353)        12,144       (1,186)           5,880       20,189
FINANCIAL INCOME  (EXPENSES) - net                             400             76         (101)              63          202
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                                   83                            83           83
                                                           -------         ------        -------          ------      -------
INCOME BEFORE TAXES ON INCOME                               (2,953)        12,303       (1,287)           6,026       20,474
TAXES ON INCOME                                               (795)         3,280         (260)           1,772        5,912
                                                           -------         ------        -------          ------      -------
INCOME (LOSS )AFTER TAXES ON INCOME                         (2,158)         9,023       (1,027)           4,254       14,562
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                    (44)         (103)          (12)           (20)         (130)
MINORITY INTERESTS IN LOSSES (GAINS)
    OF SUBSIDIARIES                                             14            162          (16)           (44)           189
                                                           -------         ------       --------          ------      -------
NET INCOME (LOSS ) FOR THE PERIOD                           (2,188)         9,082       (1,055)           4,190       14,621
                                                           =======         ======       ========          ======      =======
EARNINGS (LOSSES) PER SHARE:
    Basic                                                    (0.11)          0.49        (0.05)           0.22          0.78
                                                           =======         ======       ========          ======      =======
    Diluted                                                  (0.11)          0.47        (0.05)           0.21          0.74
                                                           =======         ======       ========          ======      =======
WEIGHTED AVERAGE NUMBER OF SHARES
 USED IN COMPUTATION OF EARNINGS
 PER SHARE - in thousands:
    Basic                                                    19,477        18,517        19,465           18,928       18,710
                                                           ========        =======       =======          ======      =======
    Diluted                                                  19,477        19,494        19,465           19,893       19,659
                                                           ========        =======       =======          ======      =======
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                                  RETALIX LTD.
               CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF INCOME

                                                                       Three months ended
                                                                          September 30
                                                                       2006              2005
                                                                    -----------      ------------
                                                                    (Unaudited)       (Unaudited)
                                                                    -----------      ------------
                                                                      U.S dollars in thousands
                                                                    -----------------------------
REVENUES:


    Product sales                                                       16,274           25,288
    Services and projects                                               34,093           26,336
                                                                        --------         -------
           T o t a l  revenues                                          50,367           51,624
                                                                        --------         -------
COST OF REVENUES:
    Cost of product sales                                                8,966            7,916
    Cost of services and projects                                       11,087            9,262
                                                                        --------         -------
           T o t a l  cost of revenues                                  20,053           17,178
                                                                        --------         -------
GROSS PROFIT                                                            30,314           34,446
                                                                        --------         -------
     Research and development - net                                     14,986           12,188
     Selling and marketing                                               8,186            9,126
     General and administrative                                          6,172            6,240
     Other general expenses- net                                            15              (6)
                                                                        --------         -------
           T o t a l  operating expenses                                29,359           27,548
                                                                        --------         -------
INCOME  FROM OPERATIONS                                                    955            6,898
FINANCIAL INCOME (EXPENSES), net                                          (101)              63
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                                                 83
                                                                        --------         -------
INCOME BEFORE TAXES ON INCOME                                              854            7,044
TAXES ON INCOME                                                            136            2,163
                                                                        --------         -------
INCOME AFTER TAXES ON INCOME                                               718            4,881
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                                (12)            (20)
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                        (16)            (44)
                                                                        --------         -------
NET INCOME FOR THE PERIOD                                                  690            4,817
                                                                        ========         =======
EARNINGS PER SHARE-in U.S.$:
    Basic                                                                  0.04            0.25
                                                                        ========         =======
    Diluted                                                                0.04            0.24
                                                                        ========         =======

WEIGHTED AVERAGE NUMBER OF SHARES USED
 IN COMPUTATION OF EARNINGS (LOSSES)  PER
         SHARE - in thousands:
    Basic                                                                19,465           18,928
                                                                        ========          =======
    Diluted                                                              19,952           19,893
                                                                        ========          =======
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                                  RETALIX LTD.
          RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME

                                                                                  Three months ended
                                                                                  September 30,2006
                                                                        GAAP           ADJUSTMENT           NON- GAAP
                                                                    ----------       -------------         ------------
                                                                    (Unaudited)      (Unaudited)           (Unaudited)
                                                                    ----------       -------------         ------------
                                                                                      U.S dollars in thousands
                                                                    ---------------------------------------------------
REVENUES:

    Product sales                                                       16,274                                  16,274
    Services and projects                                               34,093                                  34,093
                                                                        --------          --------              ------
           T o t a l  revenues                                          50,367                                  50,367
                                                                        --------          --------              ------
COST OF REVENUES:
    Cost of product sales                                                9,643             (677)*                8,966
    Cost of services and projects                                       11,649             (562)*               11,087
                                                                        --------          --------              ------
           T o t a l  cost of revenues                                  21,292           (1,239)*               20,053
                                                                        --------          --------              ------
GROSS PROFIT                                                            29,075              1,239               30,314
                                                                        --------          --------              ------
     Research and development - net                                     15,658             (672)*               14,986
     Selling and marketing                                               8,303              (117)*               8,186
     General and administrative                                          6,285              (113)*               6,172
     Other general expenses- net                                            15                                      15
                                                                        --------          --------              ------
           T o t a l  operating expenses                                30,261             (902)*               29,359
                                                                        --------          --------              ------
INCOME (LOSS)  FROM OPERATING                                          (1,186)              2,141                  955
FINANCIAL EXPENSES - net                                                 (101)                                   (101)
                                                                        --------          --------              ------
INCOME (LOSS) BEFORE TAXES ON INCOME                                   (1,287)              2,141                  854
TAXES ON INCOME                                                          (260)                396                  136
                                                                        --------          --------              ------
INCOME (LOSS) AFTER TAXES ON INCOME                                    (1,027)              1,745                  718

SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                               (12)                                    (12)

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                       (16)                                    (16)
                                                                        --------          --------              ------
NET INCOME (LOSS)  FOR THE PERIOD                                      (1,055)              1,745                  690
                                                                       =========          ========              ======
EARNINGS (LOSSES) PER SHARE-in U.S.$:
    Basic                                                               (0.05)               0.09                 0.04
                                                                       =========          ========              ======
    Diluted                                                             (0.05)               0.09                 0.04
                                                                       =========          ========              ======


WEIGHTED AVERAGE NUMBER OF SHARES USED

    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:
    Basic                                                                19,465               -                 19,465
                                                                       =========          ========              ======
    Diluted                                                              19,465               -                 19,952
                                                                       =========          ========              ======


* (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123
        (R), "Share- Based Payment" on January 1, 2006 using the modified- prospective transition method.
     (b) The effect of amortization of intangible assets and acquisition related expenses.

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                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AT SEPTEMBER 30, 2006


                                                                                     September 30               December 31,
                                                                                2006            2005               2005
                                                                                -------       -------          -------------
                                                                                   (Unaudited)                   (Audited)
                                                                                ---------------------          -------------
                                                                                               U.S. $ in thousands
                                                                                --------------------------------------------
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                  51,897           57,876            55,692
    Marketable securities                                                       6,647            7,321            10,919
    Accounts receivable:
       Trade                                                                   46,592           33,407            38,836
       Other                                                                    6,403            5,241             4,502
    Inventories                                                                 1,531            1,037             1,787
    Deferred income taxes                                                       6,553            9,410             8,098
                                                                              -------          -------          --------
           T o t a l  current assets                                          119,623          114,292           119,834
                                                                              -------          -------          --------
NON-CURRENT ASSETS :
     Marketable debt securities                                                 1,307            3,599             2,056
    Deferred income taxes                                                       3,318            1,896             2,064
    Long-term receivables                                                       1,759              750             2,617
    Amounts funded in respect of employee rights
       upon retirement                                                          6,421            5,055             5,402
    Other                                                                         762              792               751
                                                                              -------          -------          --------
                                                                               13,567           12,092            12,890
                                                                              -------          -------          --------
PROPERTY, PLANT AND EQUIPMENT, net                                             11,873           12,217            12,311
                                                                              -------          -------          --------
GOODWILL                                                                      110,192           98,519           101,209
                                                                              -------          -------          --------
OTHER INTENGIBLE ASSETS, net of accumulated amortization
        Customer base                                                          18,043           18,045            17,497
              Other                                                             6,949            8,755             7,915
                                                                              -------          -------          --------
                                                                               24,992           26,800            25,412
                                                                              -------          -------          --------
                            T o t a l assets                                  280,247          263,920           271,656
                                                                              =======          ========        =========

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                                                                                      September 30                December 31,
                                                                                   2006             2005              2005
                                                                                   ------          ------         -----------
                                                                                         (Unaudited)               (Audited)
                                                                                   ----------------------         -----------
                                                                                            U.S. $ in thousands
                                                                                   -------------------------------------------
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          4,890            4,114            3,981
    Current maturities of long-term bank loans                                         93            2,374              248
    Accounts payable and accruals:
       Trade                                                                       13,456           12,197           11,701
       Employees and employee institutions                                          7,080            5,879            5,820
        Current maturities of other liabilities                                        60              277              259
           Accrued expenses                                                         6,300            7,745            6,301
       Other                                                                        6,654            5,502            7,744
    Deferred revenues                                                              16,752           11,984           15,564
                                                                                   -------          -------          ------
           T o t a l  current liabilities                                          55,285           50,072           51,618
                                                                                   -------          -------          ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                 1,132            1,223            1,059
    Employee rights upon retirement                                                10,768            8,980            9,250
     Deferred tax liability                                                         4,098            4,196            2,852
    Deferred revenues                                                                 413              736              619
     Other liablilities, net of current maturities                                      -               60                -
                                                                                   -------          -------          ------
           T o t a l  long-term liabilities                                        16,411           15,195           13,780
                                                                                   -------          -------          ------
           T o t a l  liabilities                                                  71,696           65,267           65,398
                                                                                   -------          -------          ------
MINORITY INTERESTS                                                                  1,852            1,840            1,841
                                                                                   -------          -------          ------
SHAREHOLDERS' EQUITY:
  Share  capital -Ordinary shares of NIS 1.00 par value
    (authorized: September 30, 2006 (unaudited)
    and December 31, 2005 (audited) -
30,000,000 shares; September 30, 2005 (unaudited)-
25,000,000 shares; issued and outstanding:
September 30, 2006 (unaudited) -19,523,621 Shares;
December 31,2005 (audited) -19,409,003 shares;
September 30, 2005 (unaudited) -19,282,767 shares)                                 5,157             5,104            5,132
   Additional paid in capital                                                    154,237           147,946          150,042
   Retained earnings                                                              47,343            43,992           49,531
   Accumulated other comprehensive loss                                             (38)             (229)             (288)
                                                                                 --------          --------         -------
           T o t a l  shareholders' equity                                       206,699           196,813          204,417
                                                                                 --------          --------         -------
                T o t a l liabilities and shareholders equity                    280,247           263,920          271,656
                                                                                 =======           ========         =======
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                                                                                                       (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006


                                                               Nine months ended          Three months ended          Year ended
                                                                 September 30                September 30            December 31,
                                                                 2006        2005          2006          2005            2005
                                                               -------     --------      -------        ------       ------------
                                                                   (Unaudited)                (Unaudited)              (Audited)
                                                               --------------------      ---------------------       ------------
                                                                                        U.S. $ in thousands
                                                               ------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income  (loss)                                           (2,188)      9,082       (1,055)         4,190          14,621
   Adjustments required to reconcile net income (loss)
        to net cash provided by operating activities:
    Minority interests in losses (gains) of subsidiaries           (14)       (162)           16            44            (189)
       Depreciation and amortization                             6,246       4,261         2,057         1,746           6,422
        Share in losses of an associated company                    44         103            12            20             130
        Gain arising from issuance of shares of an
           associated company                                                  (83)                       (83)            (83)
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                             2,333                       954                           167
       Changes in accrued liability for employee rights                                                                    989
           upon retirement                                       1,393         687           536           313
       Losses (gains) on amounts funded in respect of
           employee rights upon retirement                        (466)        229          (232)          (96)            155
       Deferred income taxes - net                              (2,026)     (1,210)         (681)          (27)         (1,498)
       Net decrease (increase) in marketable securities          2,617        (396)         (150)       (1,095)         (2,969)
       Amortization of discount on debt securities                  44          73            16            27              92
       Other                                                       (65)       (567)          (81)         (182)           (565)
      Changes in operating asset and liabilities:
        Decrease (increase) in accounts receivable:
           Trade (including the non-current portion)            (6,593)      2,163        (2,550)       (2,530)         (5,212)
           Other                                                (1,859)     (1,517)       (2,129)       (1,378)           (926)
        Decrease (increase) in accounts payable and accruals:
           Trade                                                 1,226         180            60         1,552            (300)
          Employees, accrued expenses and other                     84         561         1,590         3,246           2,149
          Decrease (increase) in inventories                       643        (293)          (57)         (104)         (1,045)
          Increase (decrease) in deferred revenues                 593      (2,896)         (146)       (2,835)            558
                                                                 -------    -------       -------       -------         -------
    Net cash provided by (used in ) operating activities         2,012      10,215        (1,840)        2,808          12,496
                                                                 =======    =======       =======       =======         =======
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                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006

                                                               Nine months ended           Three months ended        Year ended
                                                                  September 30                September 30           December 31,
                                                                2006          2005          2006           2005          2005
                                                              -------       -------       -------        -------    -----------
                                                                 (Unaudited)                     (Unaudited)          (Audited)
                                                              ---------------------       ----------------------    ------------
                                                                                     U.S. $ in  thousands
                                                              -------------------------------------------------------------------

Net cash provided by (used in) operating activities -

    brought forward                                              2,012        10,215       (1,840)         2,808         12,496
                                                                 -------      -------      -------         ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held
            to maturity                                          3,454        11,611         1,395           469         12,111
    Investment in marketable debt securities
         held to maturity                                       (1,050)      (1,876)          (50)                       (1,876)
    Acquisition of subsidiaries consolidated for the
    first
        time (a)                                                (2,605)     (50,312)                        (513)       (50,312)
      Additional investments in subsidiaries and other          (5,802)        (334)         (927)          (187)        (3,764)
assets
    Purchase of property, plant, equipment
           and other assets                                     (2,013)      (2,070)         (563)          (810)        (3,069)
    Proceeds from sale of property, plant and equipment             31           25            (4)            18             25
    Amounts funded in respect of employee rights upon
        retirement, net                                           (552)        (633)         (199)          (330)          (905)
    Long-term loans granted to employees                            (4)         (54)           (4)                          (54)
      Collection of long-term loans to employees                                108                           61            168
                                                                 -------      -------      -------         ------        ------
    Net cash used in investing activities                       (8,541)     (43,535)         (352)        (1,292)       (47,676)
                                                                 -------      -------      -------         ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term bank loans                             (117)      (2,374)         (117)          (892)         (4,698)
       Issuance of share capital to employees
              Resulting from exercise of options                 1,888        8,026            399         5,177         10,150
    Short-term bank credit - net                                   909       (5,676)         1,320        (1,953)        (5,809)
      Minority investment in a subsidiary                                        34                                          34
                                                                 -------      -------      -------         ------        ------
    Net cash provided by (used in) financing activities          2,680           10          1,602          2,332          (323)
                                                                 -------      -------      -------         ------        ------
EFFECT OF EXCHANGE RATE CHANGES
      ON CASH                                                       54         (227)             8            22           (218)
                                                                 -------      -------      -------         ------        ------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                        (3,795)     (33,537)         (582)         3,870        (35,721)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      55,692       91,413         52,479        54,006         91,413
                                                                -------      -------       -------        -------        ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            51,897       57,876         51,897        57,876         55,692
                                                                =======      =======       ========       =======        =======



                                                                                                      (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                      Nine months       Nine months                                  Year
                                                         ended             ended           Three months ended       ended
                                                     September 30,      September 30,         September 30,       December 31,
                                                          2006              2005                 2005                2005
                                                     ------------      --------------       ----------------     --------------
                                                      (Unaudited)        (Unaudited)           (Unaudited)         (Unaudited)
                                                     ------------      --------------       ----------------     --------------

(a) Net fair value of the assets acquired and liabilities assumed at the date of acquisition:
    Assets and liabilities of the
       subsidiaries at the date of
        acquisition:
    Working capital (excluding cash

        and cash equivalents)                               394            9,256                 836               (1,441)
     Deferred revenues                                                                                             10,677
     Deferred income taxes                                                  (484)                                    (396)
    Property, plant, equipment                             (58)
         And other assets, net                                            (1,890)                (68)              (1,867)
    Amounts funded in respect of
       employee rights   upon  retirement
    Accrued liability for employee rights
        upon retirement
    Goodwill and other intangible assets
        arising on acquisition                          (2,941)          (84,122)             (1,795)             (84,211)
     Issuance of the Company's share
         capital                                                          23,863                                   23,863
     Long- term loan
     Short-term bank credit                                                2,230                                    2,230
     Minority interests in subsidiary
     Increase in account payable- other                                      835                 514                  833
                                                        ---------        --------             -------            --------
                                                        (2,605)          (50,312)               (513)            (50,312)
                                                        =========        ========             =======            ========


(b) Supplemental information on investing activities not involving cash flows:

1) On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

2) On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.


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